UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

Maurice Marciano

Guess?, Inc.

1444 South Alameda Street

Los Angeles, CA 90021

(213) 765-3100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,587,506

	8.	Shared Voting Power 20,000

	9.	Sole Dispositive Power 16,353,968

	10.	Shared Dispositive Power 9,499,942*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,853,910

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.6%*

14.	Type of Reporting Person (See Instructions) IN

* Includes shares which are also included in reports on Schedule 13G filed by Paul Marciano.  If the potential double counting were eliminated, Maurice Marciano would be deemed to beneficially 22.5% of the shares that would be outstanding.

This Amendment No. 6 to Schedule 13D amends or amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by Mr. Marciano with the Securities and Exchange Commission on June 10, 2003, as amended by filings on June 21, 2004, July 8, 2004, October 21, 2004, May 15, 2006 and February 20, 2007.  Capitalized terms used in this Amendment No. 6 but not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

This Amendment No. 6 is being made to reflect sales of shares for portfolio diversification purposes.  Except as otherwise set forth herein, this Amendment No. 6 does not modify any of the information previously reported by Mr. Marciano in the Schedule 13D as amended to date.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 20, 2007, Mr. Marciano may be deemed to beneficially own 25,853,910 shares of Common Stock which represents 27.6% of the 93,735,347 shares of the Common Stock that would be outstanding if he were to exercise all options exercisable within 60 days.   Of these shares, 4,739,972 are also included in Section 13 reports by his brother, Paul Marciano.  If these shares, in which Mr. Maurice Marciano holds no pecuniary interest, are subtracted to eliminate double counting, Mr. Maurice Marciano would be deemed to beneficially own 22.5% of such outstanding shares.  As of June 30, 2007, there were 93,649,497 shares of Common Stock outstanding, according to the records of the Issuer.

(b) The 25,853,910 shares that may be deemed to be beneficially owned by Mr. Marciano, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, are held as follows:

Manner of Holding	Number of shares	Voting Power	Investment Power
Direct	87,700	Sole	Sole

As sole trustee of Maurice Marciano Trust	13,351,092	Sole	Sole

As sole trustee of Maurice Marciano Gift Trust FBO Caroline Marciano	70	Sole	Sole

As member of Marciano Financial Holdings II, LLC	9,479,942*	Sole as to 3,317,980 None as to remainder	Shared

As member of MNM Capital Holdings LLC	2,779,256	Sole as to 694,814 None as to remainder	Sole

By wife	20,000	Shared	Shared

As president of Maurice Marciano Family Foundation	50,000	Sole	Sole

Exercisable options	85,850	Sole	Sole

*       Mr. Marciano has a pecuniary interest in only 3,317,980 of these shares.  Because investment power over all shares held by this entity is shared with his brother, Paul Marciano, all of these shares also may be deemed to be beneficially owned by Paul Marciano.

 (c) During the past sixty days, Mr. Marciano may be deemed to have effected the following sales pursuant to routine brokerage transactions in the open market.

Date	Number of shares	Price per share
June 11, 2007	50,000*	49.05
June 11, 2007	75,000*	49.07
June 11, 2007	100,000*	49.00
June 11, 2007	65,000*	49.12
June 11, 2007	200,000**	49.075
June 13, 2007	210,000*	49.00
June 14, 2007	60,000	49.10
June 15, 2007	22,887	49.355
June 15, 2007	22,887	49.385
June 15, 2007	45,773	49.365
June 15, 2007	125,053	49.35
June 15, 2007	177,500	49.35
June 15, 2007	12,500	49.50
July 2, 2007	186,600	49.00
July 3, 2007	13,400	49.05
July 5, 2007	200	49.42
July 5, 2007	300	49.43
July 5, 2007	900	49.44
July 5, 2007	27,000	49.45
July 5, 2007	1,000	49.46
July 5, 2007	1,700	49.47
July 5, 2007	200	49.48
July 5, 2007	200	49.49
July 5, 2007	1,700	49.51
July 5, 2007	200	49.52
July 5, 2007	25,000	49.70
July 5, 2007	25,000	50.01
July 10, 2007	32,500	50.25
July 11, 2007	24,895	51.00
July 12, 2007	25,000	51.895
July 12, 2007	50,000	52.02
July 12, 2007	25,000	52.135
July 12, 2007	17,605	52.14
July 12, 2007	25,000	52.87
July 12, 2007	50,000**	52.22

*       Mr. Marciano has a pecuniary interest in only a portion of these shares sold by Marciano Financial Holdings II, LLC.

**    Mr. Marciano has no pecuniary interest in these sales by the Maurice Marciano Family Foundation, a charitable foundation.

(d) Except as disclosed herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 20, 2007

MAURICE MARCIANO

/s/ Maurice Marciano